Exhibit 99.2

January 11, 2023

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Financial Services Regulation Division, Service Newfoundland and Labrador

Office of the Superintendent of Securities (Government of Prince Edward Island)

Office of the Superintendent of Securities (Government of the Northwest Territories)

Office of the Superintendent of Securities (Government of Yukon)

Office of the Superintendent of Securities (Government of Nunavut)

Dear Ladies and Gentlemen:

We have read the statements made by HEXO Corp. in the attached copy of change of auditor’s notice dated January 9, 2023, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated January 9, 2023.

Sincerely,

San Jose, California

Macias Gini & O’Connell LLP 60 South Market Street, Suite 1500 San Jose, CA 95113	www.mgocpa.com